SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35425; File No. 812-15543

Morgan Stanley Direct Lending Fund, et al.

December 19, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: Morgan Stanley Direct Lending Fund, MS Capital Partners Adviser Inc., NH Credit Partners III Holdings L.P., NH Expansion Credit Fund Holdings LP, North Haven Credit Partners II L.P., North Haven Credit Partners III L.P., North Haven Senior Loan Fund (ALMA) Designated Activity Company, North Haven Senior Loan Fund L.P., North Haven Senior Loan Fund Offshore L.P., North Haven Senior Loan Fund Unleveraged Offshore L.P., North Haven Tactical Value Fund (AIV) LP, North Haven Tactical Value Fund LP, North Haven Unleveraged Senior Loan Fund (Yen) L.P., NH Senior Loan Fund Offshore Holdings L.P., NH Senior Loan Fund Onshore Holdings LLC, DLF CA SPV LLC, DLF Equity Holdings LLC, DLF SPV LLC, DLF Financing SPV LLC, SL Investment Fund II LLC, SLIF II CA SPV LLC, SLIC CA SPV LLC, SLIC Equity Holdings LLC, SLIC Financing SPV LLC, T Series Middle Market Loan Fund LLC, T Series CA SPV LLC, T Series Equity Holdings LLC, T Series Financing SPV LLC, T Series Financing II SPV

LLC, T Series Financing III SPV LLC, North Haven Private Income Fund LLC, North Haven Private Income Fund A LLC, LGAM Private Credit LLC, PIF CA SPV LLC, NHPIF Equity Holdings SPV LLC, Broadway Funding Holdings LLC, PIF Financing SPV LLC, PIF Financing II SPV LLC, PIF A CA SPV LLC, Broadway Funding Holdings II LLC, PIF A Financing SPV LLC, PIF A Equity Holdings LLC, 1585 Koala Holdings LLC, LGAM CA SPV LLC, LGAM Financing SPV LLC, LGAM Equity Holdings LLC, Credit Opportunities (Series M) LP, NH-G 2022 SCSp, North Haven Senior Loan Fund (ALMA) II Designated Activity Company, North Haven Expansion Credit II L.P., North Haven Direct Lending Fund Aggregator L.P., NHDL I SPV LLC, North Haven Credit Partners IV Holdings A L.P., North Haven Credit Partners IV Holdings B L.P., North Haven Tactical Value Fund II Lux AIV-B SCSp, North Haven Tactical Value Fund II Lux AIV-C SCSp, NHTV II Onshore Aggregator LP, North Haven Structured Solutions Fund LP and Morgan Stanley Senior Funding, Inc.

Filing Dates: The application was filed on January 29, 2024 and amended on August 20, 2024.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on January 13, 2025 and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Orit Mizrachi, 1585 Broadway, 23rd floor, New York, NY 10036, with a copy to: Thomas Friedmann, Dechert LLP, One International Place, 100 Oliver St., 40th Floor, Boston, MA 02110.

FOR FURTHER INFORMATION CONTACT: Adam Lovell, Senior Counsel, or Terri Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' amended and restated application, dated August 20, 2024, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at, https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier,

Deputy Secretary.